							Exhibit 12(b)

Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(Dollars in thousands)	2016		2015		2014		2013		2012

Earnings:(1)
Income (loss) before income tax expense (benefit)	$338,245		$314,695		$281,382		$243,045		$(339,555)
Fixed charges and preferred stock dividends	124,745		113,692		100,832		103,849		125,309
Preferred stock dividends(2)	(30,110)		(30,228)		(30,687)		(30,123)		(8,838)
Other adjustments(3)	(9,641)		(8,777)		(7,487)		(6,920)		(6,070)
Total earnings (loss) (a)	$423,239		$389,382		$344,040		$309,851		$(229,154)

Fixed charges and preferred stock dividends:(1)
Interest on deposits	$61,788		$48,226		$38,385		$36,604		$40,987
Interest on borrowings	20,836		23,316		20,215		25,312		63,617
Interest portion of rental expense(4)	11,830		11,707		11,349		11,785		11,847
Preferred stock dividends(2)	30,110		30,228		30,687		30,123		8,838
Other adjustments(5)	181		215		196		25		20
Total fixed charges and preferred stock dividends (b)	$124,745		$113,692		$100,832		$103,849		$125,309

Ratio of earnings to fixed charges and preferred stock dividends (a/b)(6)	3.39	x	3.42	x	3.41	x	2.98	x	—

Earnings, excluding interest on deposits:
Total earnings (loss)	$423,239		$389,382		$344,040		$309,851		$(229,154)
Less: Interest on deposits	61,788		48,226		38,385		36,604		40,987
Total earnings (loss) excluding interest on deposits (c)	$361,451		$341,156		$305,655		$273,247		$(270,141)

Fixed charges and preferred stock dividends, excluding interest on deposits:
Total fixed charges and preferred stock dividends	$124,745		$113,692		$100,832		$103,849		$125,309
Less: Interest on deposits	61,788		48,226		38,385		36,604		40,987
Total fixed charges and preferred stock dividends, excluding interest on deposits (d)	$62,957		$65,466		$62,447		$67,245		$84,322

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d)(6)(7)	5.74	x	5.21	x	4.89	x	4.06	x	—

(1)	As defined in Item 503 (d) of Regulation S-K.

(2)	Preferred stock dividends represents the pre-tax earnings that would be required to cover such dividend requirements.

(3)
For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized and income attributable to non-controlling interests.

(4)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(5)	For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.

(6)
Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. Additional earnings of $354.5 million would have been needed to bring both the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, to 1.0.

(7)
The ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.